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Filed by Integrated Measurement Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Exchange Act of 1934

Subject Company: Integrated Measurement Systems, Inc.
Commission File No. 000-26274

To all IMS Employees:

    Credence Systems Corporation and IMS have announced that we intend to merge. This information went out on the business wire around 2:00 pm May 16th, 2001.

    IMS will be run as a wholly owned subsidiary of Credence Systems. This is similar to the structure we put in place when we were a part of Cadence. IMS will retain its management and will run with its own P&L, head count plan, engineering, sales, application, finance, HR, etc. IMS will stay in its current Beaverton location through the current leases, which expire in 2004.

    This deal is expected to close in July and no changes as a result of this deal will be made until then. And we expected any changes after that date to be reasonable and prudent.

    There are many parallels between IMS and Credence. We both have digital, mixed-signal, memory, and system-on-chip (SOC) test products. We both have design-to-test software products, as well. IMS focuses on the design engineer doing IC debug and validation. Credence focuses on production test. Together we can complete the flow from design-to-test and serve both customer types throughout the world.

    Further, we both have the majority of our employees just down the road from each other in Oregon. So, being able to work together is easier due to geographic proximity.

    We expect that this will be a deal which is good for the IMS and Credence customers, shareholders, and employees. It is highly strategic and makes good financial sense.

    Your management will be in touch with you, hopefully within the next 24 hours, to give you more details about this exciting opportunity.

    Attached to this message is a copy of the merger press release as well as the letter from Dr. Graham Siddall to Credence employees.

    If you have any questions your immediate management can't answer please feel free to contact, me, Don Grant, Fred Hall, or Barry Baril. We are the team working directly on this merger.

Additional Information and Where to Find It

    Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Credence and IMS. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Credence and IMS at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting by either company.

Participants in Solicitation

    IMS and its executive officers and directors may be deemed to be participants in the solicitation of proxies from IMS stockholders in favor of the adoption and approval of the Merger Agreement and approval of the merger and related matters. Information regarding such officers and directors is included in IMS's proxy statement filed with the SEC on April 18, 2001. This document is available free of charge at the SEC Web site at http://www.sec.gov and from IMS.

Keith Barnes
Chairman and CEO

Announcement of Credence Systems Corporation Purchase of IMS

Script For Presentation To IMS Employees and Managers

    On May 16, 2001 at about 1PM, Credence issued a press release that announced the acquisition of IMS. See the text of that press release for details.

Objectives of this merger for Credence:

  a.
  IMS is an ideal strategic fit for Credence Systems.

  b.
  IMS and Credence's product lines are fully complementary.

  c.
  Both IMS and Credence can increase business by opening up new customers and markets to the other company. The IMS customer base includes integrated device manufacturers (IDM's); while the Credence customer base includes test contractors and IC foundries.

  d.
  IMS has advanced IC test technology which will accelerate Credence's product designs into high speed production testing.

  e.
  Credence seeks to level out the downward swings in business levels due to the cyclical nature of the semiconductor equipment business.

Objectives of this merger for IMS:

  a.
  IMS gains more clout in several areas including sales, technology (such as custom IC development), and purchasing.

  b.
  Together, IMS and Credence can provide a complete flow for customers from device validation, test development, and into production test.

  c.
  Once the merger is completed, the IMS stock will be converted to Credence's stock. Credence stock is much more liquid than IMS and recently has traded at 3X more than present pricing.

  d.
  In the long term more employment opportunities for IMS employees are available in the resulting organization.

  e.
  IMS will be run as a stand-alone subsidiary.

  f.
  When VT and Fluence merge, the combined business unit is much larger and thus able to be more competitive.

  g.
  IMS Beaverton employees will remain at their current location.

Comments concerning this merger:

a.
It is expected that the close of this merger will occur in July 2001.

b.
IMS will be managed as a stand-alone subsidiary of Credence. IMS will have a BOD of three board members, two from Credence and Keith. This arrangement is similar to our prior experience with Valid Logic and Cadence.

c.
Fluence and VT will be merged into one business unit. The details for this have to be defined in the near future.

d.
IMS product development plans remain unchanged. The IMS product roadmaps continue to define our new products.

e.
After the close of the merger, the following titles will change: Keith to President of IMS and Exec VP of Credence; Fred to IMS VP Finance; Dave Allworth to IMS Director of Finance; Don Grant to IMS Chief of Operations and VP of Credence.

f.
IMS employee benefits, on balance, will remain approximately the same as the current benefit package. Any changes that occur to benefits will be effective around the beginning of 2002.

g.
IMS 6% base compensation reduction and hold of focal point salary increases will remain in effect as previously announced. Other IMS employee compensation practices will not be affected for twelve months after the close of the merger unless IMS fails to deliver at least 80% of its planned revenues.

h.
At the time of the closing of this merger, IMS shares will be changed to Credence shares at a ratio of 1 to 0.9. IMS option plans will be changed to Credence option plans with the strike price and number of shares set at 90% of the IMS level. The converted option plan vesting will continue per the current IMS option plans.

i.
IMS Beaverton facilities will remain at their current location through the expiration of the lease in 2004. Other IMS facilities will not be immediately changed as a result of this merger.

j.
IMS employee bonus plans for 2001 will remain effective through Dec 31, 2001. 2002 bonus plans will be determined in the future.

k.
When the merger closes, the IMS stock purchase plan will end and the Credence Stock purchase plan will be available.

l.
Trading of IMS stock is restricted as follows:

  –Employees who participated on the Merger Team (because they have material non-public knowledge) cannot trade IMS stock until more than 48 hours after the filing of the registration statement (sometime in June, 2001).

  –All other employees may trade after 48 hours following the announcement of the merger (Monday May 21, 2001).

m.
The IMS brand name will continue.

n.
All IMS managers should inform each of their employees on the information contained in this memo concerning the merger.

o.
There are a plethora of items not covered here. We are able to answer questions about some of them. There are certainly many items that still have to be decided. You will be kept informed as these occur.

a.
For any questions not covered here, please contact Fred Hall, Don Grant, or Barry Baril.

Additional Information and Where to Find It

    Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Credence and IMS. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Credence and IMS at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting by either company.

Participants in Solicitation

    IMS and its executive officers and directors may be deemed to be participants in the solicitation of proxies from IMS stockholders in favor of the adoption and approval of the Merger Agreement and approval of the merger and related matters. Information regarding such officers and directors is included in IMS's proxy statement filed with the SEC on April 18, 2001. This document is available free of charge at the SEC Web site at http://www.sec.gov and from IMS.

CREDENCE SYSTEMS

Moderator: Graham Siddall
May 16, 2001
4:00 p.m. MT

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Credence second quarter earnings release conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the one, followed by the four on your push button phone. As a reminder this conference is being recorded Wednesday, May 16, 2001. I would now like to turn the conference over to John Detwiler, Senior Vice President and Chief Financial Officer of Credence. Please go ahead sir.
John Detwiler:
Thank you, I am here with Graham Siddall, our Chief Executive Office and President, Dave Ranhoff, our Executive Vice President and Chief Operating Officer, and a special guest, Mr. Keith Barnes, the Chairman and Chief Executive Officer of Integrated Measurement Systems, Inc. or IMS.

Welcome to the second fiscal quarter 2001 earnings release conference call for Credence Systems. Graham will discuss with you the highlights of the second fiscal quarter as well as the state of the business. I will discuss business and operational results as well as an analysis of the financials and share with you the business outlook for Credence Systems in 2001. We will not at this time discuss the business outlook for IMS, as completion of the transaction is still pending IMS shareholder approval as well as regulatory approval. We would refer you to IMS' SEC filings and public disclosures for information about the company. At the conclusion of my comments we will open the call for questions. We intend to limit today's conference call to one hour and therefore, our opening comments will be relatively brief.

Before we begin, however, I would like to make some cautionary statements. By now you have probably reviewed our press release, which was e-mailed to you this afternoon. If you have not received the release please call Patricia Ling at (510) 623-4703 and she can provide it for you. During the course of this conference call we will make forward-looking statements regarding future events or the future performance of our company. Any such projections are based on limited information available to the company, which is subject to change. Although projections and the factors influencing them will likely change, we will not necessarily update the information since the company is only providing guidance at certain points during the year. Actual events or results could differ materially and no reader of this release should assume later in the quarter that the information we provide today is still valid. Such information speaks only as of today. Specific factors could change, causing our projections not to be achieved. We refer you to the documents the company files from time to time with the Securities and Exchange Commission.
I now turn the call over to Graham.

Graham Siddall:
Thank you John. Overcapacity in the test sector, particularly at our foundry and subcontract customers in Asia, continued in the second fiscal quarter of 2001. During the quarter we booked only $28 million of new orders, resulting in a book to bill ratio of approximately 0.65. In addition, during this quarter we experienced some order cancellations and in response to the weak conditions in the industry decided to work pro-actively with customers to clear out backlog that could not be scheduled with reasonable certainty. This activity led to a reduction in the previous backlog of $78 million. Net de-bookings therefore were $50 million for the fiscal quarter. It is clear that in the current economic environment our customers will not be adding significant additional testing capacity until utilization rates improve.

With revenue at $43.3 million our sequential decline from Q1 2001 was 65 percent. As we have continually communicated, we are in a cyclical downturn in the test and assembly section of the industry that probably began in October 2000 and could last several more quarters before the excess test capacity is fully absorbed and growth in our business resumes. We stated at the beginning of the year our belief that a recovery may not occur until late calendar 2001 or early in 2002. We still adhere to that view. Some of our customers and others in the industry are forecasting a return to growth as early as the third quarter of this calendar year. We would of course welcome that opportunity and are managing our business to be prepared for this possibility but we are skeptical and have adopted a more cautious approach. For the purposes of managing our business we are assuming that bookings growth will not resume until fiscal Q4 at the earliest.

With revenues continuing to fall, we reduced our head count by a further 8 percent last Thursday. In the last three months, we have reduced our headcount by about 300 employees. From a peak of 1,450 in the first fiscal quarter, our headcount has now fallen to approximately 1,140 today. In addition, we have implemented a salary reduction for all domestic employees and continue to operate on a reduced work schedule. Our goal is to reduce our recurring quarterly operating expenses to approximately $42 to $43 million per quarter in the next few months. This figure includes the amortization of purchased intangibles of $6.1 million per quarter. Reaching these goals brings our break-even revenue level to approximately $65 million per quarter, excluding the amortization, or about $75 million per quarter with the amortization charges.

Visibility is still very murky but without improvements in business conditions we now expect the next fiscal quarter's revenue to be down sequentially from Q2 2001. We will review the outlook with you in more detail in a few moments.

I would now like to discuss where I believe we are in the semiconductor equipment cycle, and in particular, how this environment has impacted Credence's business. As we discussed on our last conference call, test equipment bookings began declining in the November-December time frame. Test capacity utilization declined from over 90% last October to the 80% range in January and has fallen steadily and dramatically to about 50% in April. The decline in test capacity utilization in the Asia Pacific region where Credence has most of its business is much greater than the declines experienced by IDM companies in the rest of the world. As a pure play test company with approximately 60% of our business with the foundry and subcontract test companies in Asia it is clear that our business will be impacted negatively until the back end overcapacity is worked off and this could take several more quarters. This booking weakness has now spread to the front end wafer fab area, particularly for 200 millimeter equipment, but the situation is clearly worse in the capacity-driven test and assembly sector.

In the end, resumption of growth for the whole industry will be based on greater spending in the end user markets. We believe that this will not reassert itself until very late calendar 2001 or 2002. Clearly the length and depth of this cycle will also be driven by the general health of the economy and this is where the current federal initiatives on interest rate and income tax cuts could prove beneficial.

Our business in Europe during Q2 represented 9 percent of gross bookings and 17 percent of revenue. Our North America business represented 40 percent of our revenue and 14 percent of our gross booking during Q1. Asia was 37 percent of revenue and 77 percent of gross bookings. 40 percent of the canceled orders during the quarter were from Taiwan, 24% were in North America and 33% were in Southeast Asia outside of Taiwan.

The top 10 Credence customers represented 51 percent of our business in Q2 and 58 percent for all of fiscal 2001. Our mixed signal business represented 69 percent of our year-to-date revenue. Logic represented 5 percent and non-DRAM memory, primarily flash, represented 15 percent. The remaining 11 percent of our business was made up of service and software.

Successful companies in the semiconductor equipment business have demonstrated time and again that it is during the downturns in the industry that the seeds are sown for success in the upturn. The expense reductions we effected in the last three months were necessary since the company was gearing up to an $800 million revenue level which is clearly not going to happen in the current market environment. However, despite the reduction in head count of 300 people we are minimizing the impact of the cuts in customer support and engineering and are preparing the company to catch the next wave in business which we believe could surface in earnest in calendar 2002. We are focused on four major new product initiatives in the areas of mixed signal test, flash memory test, wireless test solutions, and design for test initiatives that have the potential to break the increasing cost of test trend. We are also using the downturn to restructure the company for greater efficiency by fully integrating the numerous acquisitions that we have made over the past year.

We are determined to position the company strategically for growth in new markets and with new customers as we come out of this painful downturn. It is in this last regard that today we announced a definitive agreement to acquire Integrated Measurement Systems, Inc. in a pooling of interests transaction. We also signed a shareholder's agreement with Cadence, IMS' largest shareholder. The agreement still awaits shareholder and regulatory approval. IMS specializes in providing high performance integrated circuit validation systems, typically for the design engineer in the design prototype stage for validating and characterizing complex IC's. IMS is based in Beaverton, Oregon with about 300 employees.

We believe IMS is an ideal strategic fit for Credence. Not only are both companies' product lines fully complementary, but together we will address the complex challenges of IC testing from engineering through production. By pooling our resources and strengths we can aggressively pursue opportunities in key IDMs, increase our presence in North America, Asia and Europe, and broaden our customer and relationship base. While IMS supports the IC design engineer at the prototype stage for validating and characterizing complex digital, mixed-signal, and memory ICs, Credence focuses predominately on the high-volume production-oriented customer. IMS provides stable, technology-driven revenue in the down cycles of the industry and hence will make the revenue stream of the combined company less volatile. We believe that the combined company will be the first test equipment manufacturer in the industry to provide solutions from silicon characterization and validation to high volume production test.

IMS will continue to operate in its current facility as a wholly-owned subsidiary of Credence Systems Corporation. Our Fluence subsidiary, which is only a few blocks away in Beaverton, will be combined with IMS. Keith Barnes, IMS' chairman and chief executive officer, will manage the new subsidiary as executive vice president of Credence Systems and president of Integrated Measurement Systems, Inc., a Credence Company. Both Fluence and IMS have contracts with other tester companies and we will continue to honor these contracts. I am delighted to have Keith Barnes with us today and he will be commenting on the acquisition later in this conference call.

Overall we are naturally very disappointed with the Q2 business level and realize that we are probably in for at least another two quarters before business improves. However, we believe that we are well positioned as a company and look forward to the eventual upturn and opportunities of the future. I will now turn the call over to John, who will review the financial and operational details as well as the fiscal 2001 outlook.

J. Detwiler:	Thank you, Graham. The highlights of the second fiscal quarter's financials are as follows:

Bookings for the quarter were $28 million, representing a 0.65 book to bill before the canceled orders. After the canceled orders, the book to bill is negative. Our revenue for the quarter stood at $43.3 million, down $79.9 million from the previous quarter, or 65 percent. The gross profit margins for Q2 stood at 48.2 percent, as compared to 57.3 percent last quarter. We also took a charge in the quarter for the provision of excess inventory of $45 million. We made this decision as we gained greater visibility on the length and depth of this industry downcycle. This provision was largely earmarked for our logic and mixed signal product lines. Our inventory levels decreased by about $29 million from the Q1 levels after this provision. We continue to work to slow the inventory pipeline in light of the changing industry environment. We currently believe the inventory levels will peak in the third quarter, but this is dependent on the future revenue results. Our total operating expenses for Q2 were $48.8 million, down from $51.4 million in Q1. Excluding the special charges for our recent headcount reductions, the operating expenses stood at $46.8 million, or down $4.6 million from the last quarter.

As we articulated in our last conference call, our short term operating goal was to reduce recurring operating expense levels to approximately $46 million per quarter, which includes the purchased amortization. We almost reached that goal this quarter. For next quarter, our goal will be to reduce these operating expenses to $42 to $43 million per quarter. The ongoing intangible amortization charges for the DCI and Rabkin acquisitions added approximately $900,000 per quarter to the run rate.

Our head count, ending Q2, was 1,140. As we mentioned, we reduced our head count a further 100 people last Friday. We plan to hold our head count relatively constant at this level as we move toward our goal of lowering our recurring operating expenses to the $42 million goal per quarter.

Research and development expenses for the second fiscal quarter were $19 million, as compared to $20.5 million in the first quarter. For the year, we expect to have R&D expenses at approximately the $76 million level.
Selling, general and administrative expenses were $21.7 million for the first quarter, as compared to $25.8 million in the prior quarter.
The amortization of purchased intangibles is expected to remain at $6.1 million per quarter.

Our total cash plus marketable securities stood at $343 million and our days sales outstanding rose to 130 days as the collection and payment term environment continued to deteriorate in the quarter. Net interest and other income for our first fiscal quarter stood at $4.7 million. Taking account of the disbursement of $6 million for the purchase of Rabkin during the quarter, our net cash change for the quarter was almost neutral.

Total outstanding average diluted shares for the second fiscal quarter stood at 54.04 million, down about 300,000 shares. For purposes of the EPS, options were ignored this quarter because they are anti-dilutive in periods when we have a loss.

If you exclude the special charges in the quarter, our pro-forma net loss stood at $13.6 million, or $0.26 per share. We used a tax benefit rate of 35 percent for the year-to-date and for the time being, we recommend that you use this rate for the remainder of the year.

I now turn to the financial outlook for the rest of fiscal 2001. We believe Q3 revenue will be down in the $30 to $40 million range and that we will be at or near the bottom in Q3, but we do not expect a significant rebound in Q4. We would expect to have our recurring operating expenses down to the $42 to $43 million level, including the amortization charges. We expect the loss for the third quarter to be in the $0.25 to $0.35 range, including the amortization charges.

We believe our book to bill will remain below 1.0 in Q3. At this point it is difficult to provide fair guidance on bookings. This guidance is dependent on the current weak business environment not getting any worse. As we have reviewed with you, the business outlook for the next six months is very uncertain. Despite the current market conditions, we are excited about Credence's prospects and our future earning opportunities. We completed a year of gaining significant market share and diversifying our business and believe that this provides the foundation for future growth.
We will now turn to Keith Barnes for a few words before we open up the call for questions.
Keith Barnes
Good afternoon. For several years, we at IMS have known Credence Systems. Both companies have roots that go back to Tektronix and we have supported certain Credence ATE products with our VT SW products. We have produced tester fixtures, which make certain of our systems compatible with some of theirs. This has assisted mutual customers to rapidly move from the design environment using IMS systems to the production test phase where they use Credence systems. We have had discussions in the past about combining their Fluence division with our VT SW division, as well.

We make complementary systems and software products. While IMS supports the design engineer in the design prototype stage for validating and characterizing of complex digital, mixed-signal, and memory ICs, Credence predominantly supports the backend production oriented customer.
The flow from design validation to production test is a natural flow and this combination is one, we believe, which will provide great value to our customers and to our shareholders, alike.

The unique marriage of IMS prototype validation test technology with EDA technology has always been a key differentiator. We have been strongly influenced by the needs of the IC designer. Many of the world's leading semiconductor manufacturers and systems manufacturers are our customers. These customers need to move rapidly from design validation to production test with confidence. The combination of IMS and Credence will assist them with this flow.

We tie directly into the Cadence, Synopsys, and Mentor Graphics design simulation environment to extract the design intent and assist our customers during the prototype validation phase to determine design, fabrication, and performance anomalies.

Our systems products are used to validate complex prototype ICs which include Digital Processors including, but not limited to, DSPs, fixed and floating point, leading microprocessors and microcontrollers, embedded processors, etc... We also validate leading edge Mixed Signal devices used in Graphics, Network Processing, Wireless Communications, etc... And we validate designs in the high speed memory area including DRAM, SRAM, DDR RAM, and RAMBUS memories. Further, as these elements are combined into complex SOC devices, we have systems which also validate these integrated SOC devices.

As I mentioned before, we also have a Virtual Test Software division that provides tools for designers and test engineers to move data from the design phase to the production phase. These tools enable test IP development and simulation using standard Verilog and VHDL simulation tools. Credence is one of the ATE vendors we support with our VT products.

IMS and Credence have complementary offerings in each of these categories. When combined we will be able to provide our customers with a smooth flow from design to production test, providing greater value to our customers from a single supplier.

IMS's main customers include the leading IDM's as well as fabless semiconductor companies, and systems manufacturers located throughout the world. Credence's customers are mainly test houses and contract manufacturers, and primarily located in Asia. Together, we can expand our focus to a broader customer base and more diversified geographical mix. More customers in more companies with a broader mix of technologies should add up to more value for the customer and for Credence investors.

Other synergies exist on the technology development and integration side. IMS deals in the newest high-speed, high-complexity designs. The Credence production test products will need to meet similar speed and pin count requirements within a year or so after IMS builds its products for the designers. Sharing the technology development will lower the overall R&D for both companies and allow us to get to market faster. We should be able to achieve lower product costs because of higher volumes of commonly used components and subsystems. And, by having more of a prototyping phase on the IMS products before ramping the production on Credence products, we should be able to achieve better overall quality.
Like Credence, IMS is proud of its quality record. For seven years in a row, IMS has been ranked by its customers as number one in the world for quality and customer service.

In summary, we believe this deal makes good business and financial sense. It provides a great product flow for our mutual customers, it allows us to leverage more technology to a broader customer base worldwide, and this should translate to better shareholder value for IMS and Credence shareholders as we execute.
John Detwiler:	We will now turn the conference call over to the operator for your questions. Thank you.

Operator:
Ladies and gentlemen, we will now begin the question and answer session. If you have a question, you will need to press the one, followed by the four, on you push button phone. You will hear a three tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the one, followed three, on your push button phone. If you are using a speaker phone, please pick up your hand set before pressing the numbers.
One moment please, for the first question.

Keith Endres, Transcription Coordinator at 303-633-3879

To:      All Credence Employees

From:      Graham Siddall, CEO and President

Subject:      Agreement to Acquire Integrated Measurement Systems, Inc.

Date:      May 16, 2001

    As you all know, last week we took steps to bring our cost structure in line with our business, which has turned down dramatically in the past two quarters as a result of overcapacity in the semiconductor industry. Although we have had to take painful measures to reduce our break-even level, we remain committed to protect critical engineering programs, maintain a high level of customer support and strategically position the company for growth in new markets as we come out of this downturn.

    It is in this last regard that today we announced a definitive agreement to acquire Beaverton, Oregon-based Integrated Measurement Systems, Inc. (Nasdaq: IMSC), a leader in the design and delivery of high performance integrated circuit validation systems. We believe IMS is an ideal strategic fit for Credence. Not only are both companies' product lines fully complementary, but together we will address the complex challenges of IC testing from engineering through production. By pooling our resources and strengths we can aggressively pursue opportunities in key IDMs, increase our presence in North America, Asia and Europe, and broaden our customer and relationship base. While IMS supports the IC design engineer at the prototype stage for validating and characterizing complex digital, mixed-signal, and memory ICs, Credence focuses predominately on the high-volume production-oriented customer. IMS provides stable, technology-driven revenue in the down cycles of the industry and hence will make the revenue stream of the combined company less volatile. We believe that the combined company will be the first test equipment manufacturer in the industry to provide solutions from silicon characterization and validation to high volume production test.

    It will take several weeks before the acquisition can be approved by our shareholders and cleared by regulatory authorities, so I would remind you that until that time both companies are operating as separate entities. Approval of the acquisition is expected to be completed in July 2001 and we will then announce a transition and integration plan.

    Again, thank you for your cooperation, support and commitment in managing the company through these difficult times and please join me in preparing our company for growth and success in the future.

Sincerely,

Graham Siddall
CEO and President

Additional Information and Where to Find It

    Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Credence and IMS. Security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other related documents filed by Credence and IMS at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting by either company.

Participants in Solicitation

    IMS and its executive officers and directors may be deemed to be participants in the solicitation of proxies from IMS stockholders in favor of the adoption and approval of the Merger Agreement and approval of the merger and related matters. Information regarding such officers and directors is included in IMS's proxy statement filed with the SEC on April 18, 2001. This document is available free of charge at the SEC Web site at http://www.sec.gov and from IMS.

QuickLinks

To all IMS Employees
Script For Presentation To IMS Employees and Managers
CREDENCE SYSTEMS Moderator: Graham Siddall May 16, 2001 4:00 p.m. MT
To: All Credence Employees